J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

SUPPL

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450Fifth Street N.W
Washington
DC 20549
USA

04024308

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 March 2004

Dear Sir,

Board Change / Trading Statement / Disposal

Please find enclosed copies of the above announcements made to the London Stock Exchange on 26 March 2004.

Yours faithfully

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 4/14

26 March 2004

Fourth Quarter Pre-close Trading Statement for 12 weeks to 27 March 2004

J Sainsbury plc today issued its fourth quarter pre-close trading statement; comprising 11 weeks actual sales to 20 March and 1 week estimated sales to 27 March 2004.

Sainsbury's Supermarkets (UK)

- Total sales for year up 1.4%; for quarter four up 0.8% (1)
- Like-for-like sales for year down 0.2%; for quarter four down 0.9% (1)
- Delivered targeted cost savings of £250 million this year, cumulatively £710 million
- Achieved supply chain target of 60% volume through new network
- Sainsbury's to You to break-even by year end
- Business Transformation Programme to complete this summer
- Negotiating to buy 20 stores from three other retailers

Shaw's Supermarkets (US)

- Total sales for year up 3.7%; for quarter four up 5.2% (2)
- Like-for-like sales for year up 0.4%; for quarter four down 1.1% (2)

Sale of Shaw's to Albertson's

- Sale for US$ 2,475 million (£1,366 million)
- Capital return of 35p per share (£680 million)

In the UK, sales in quarter four were affected by the resumption of the Business Transformation Programme. This programme will be substantially complete by the summer and the supply chain target of 60% of the volume being delivered through the new network was achieved on schedule during March and is expected to reach full capacity of 70% by the autumn. The business will also be well placed to maximise the benefits of its investment in its new IT platform. There was a significant increase in price competition as the food retail market place reacted in anticipation of Morrisons' acquisition of Safeway. Sainsbury's continued to match competitor price movements in order to maintain its competitive position thereby impacting margins. Overall, underlying profits (3) for the current year to 27 March 2004 are expected to be slightly lower than last year's results of £695m (3). In these circumstances, the Board expects to maintain this year's final dividend.

The changes in the market place prompted by the consolidation into four major players also presents opportunities to realign the store portfolio to the strengths of the Sainsbury's brand. The company is currently negotiating to purchase 20 stores from three other retailers and has sold two large stores during the year, which no longer fitted its business model. There will be further opportunities to improve the portfolio and strengthen its market position. Its convenience store format, comprising 136 stores following the acquisition of Bell's last month, is performing well with plenty of opportunity for further growth.

The home delivery service - Sainsbury's to You - continued to grow and will break-even by the year end. Following investment in stores and systems it is now in a position to service London home delivery customers through selected stores and will be closing the picking centre at Park Royal, West London.

Non-food sales are continuing to show encouraging early sales in the 94 stores that stock the full range and the new season's ranges for spring/summer are now going into stores.

In the US, Shaw's continues to perform. It has maintained its market share despite a soft market affecting sales in the quarter. The Ames integration continues to go well and the store development programme is delivering results and remains on track.

Looking forward, the increased competitiveness in the market following the industry consolidation is expected to continue and creates a more uncertain UK market than has been seen for some years. In view of the competitive position and Sainsbury's intention to trade the business harder there is likely to be a further impact on underlying profits (3) in the financial year 2004/5.

Peter Davis, group chief executive said: "It's been a tough year for Sainsbury's but we have made real progress both in the Business Transformation Plan and in delivering cost savings. We have previously indicated that when our modernisation programme is behind us we will be in a position to invest more in price and quality in order to drive sales growth. We will also begin to get the financial benefits of a modernised supply chain and new IT platforms. We are looking forward to Justin King joining us as the new group chief executive next week."

Sainsbury's also announced today that it has agreed to sell Shaw's (5) to Albertson's Inc for US$2,475 million (£1,366 million). Upon completion, Sainsbury's will receive cash proceeds of US$2,107 million (£1,163 million) and Albertson's will assume US$368 million (£203 million) of store leases currently capitalised on Sainsbury's balance sheet. The sale is expected to complete by early May 2004 and it is intended to return 35p per share to shareholders representing approximately £680 million. Shaw's has grown to be a leading player in the New England area and is the second largest food retailer with 202 stores. The Board believes this is an excellent transaction delivering value for shareholders and has taken into account the increasingly competitive environment in the US grocery market. It believes Shaw's best interests are served being part of a larger US retailer and that considerable on-going investment would be required to maintain its strong market position in the future.

The preliminary results will be announced on 19 May 2004.

Notes
(1) Including petrol and adjusted for Easter
(2) Adjusted for Easter
(3) Underlying profit is before exceptional items and amortisation of goodwill
(4) Price inflation including petrol was 0.4% in the quarter
(5) Full details of the sale of Johnson is contained in a separate announcement issued today

There will be two conference calls today for analysts and investors with Peter Davis and Roger Matthews, the details are:

To help ensure the conference begins in a timely manner, please dial in 5 to 10 minutes prior to the scheduled start time.

09:15 (GMT): telephone +44 (0) 207 784 1004

14:00 (GMT): telephone +44 (0) 207 784 1004 (UK) or +1 718 354 1152 (US)

There will be a replay of both calls, which will be available until Friday, 2 April 2004. Please email Kally Wilson (kally.wilson@sainsburys.co.uk) for details.

Enquiries:
Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

26 March 2004

J Sainsbury plc announces the sale of its US business, Shaw's Supermarkets, and return of capital

Sainsbury's announces today that it has agreed to sell Shaw's, its US supermarkets business, to Albertson's, Inc. for US$2,475 million (£1,366 million). Upon completion, Sainsbury's will receive cash proceeds of US$2,107 million (£1,163 million) and Albertson's will assume US$368 million (£203 million) of store leases currently capitalised on Sainsbury's balance sheet. The sale will give rise to an exceptional post tax profit in excess of £225 million in the financial year ending 27 March 2005. The value of the proceeds has been protected by an effective hedge, in the form of US dollar denominated debt, of US$1,678 million.

Under Sainsbury's ownership, Shaw's has grown to be a leading player in all of the New England states and is the second largest food retailer in the New England area with 202 stores. In considering the disposal of Shaw's, the Board has taken into account the increasingly competitive environment in the US grocery market and believes Shaw's best interests are served by being part of a larger US food retailer.

Following completion of the sale, Sainsbury's intends to return 35p per share to shareholders, representing approximately £680 million. It is expected that this return of capital will be made by way of a B Share scheme, providing shareholders with maximum flexibility in terms of tax treatment by allowing them to choose whether to receive the return as either income or capital. This method of return allows all shareholders to be treated equally on a pro rata basis and for those who elect for capital will give some choice as to when the return is made.

The remaining proceeds from the sale will be reinvested to develop Sainsbury's core UK retail business, to support future growth and to strengthen Sainsbury's market position. Approximately half of this will go towards the acquisition of 20 stores from three retailers, which Sainsbury's is currently negotiating. The remaining amount will be retained by Sainsbury's to pursue additional investment opportunities, including further expansion into the convenience sector.

Peter Davis, Sainsbury's group chief executive, said: "I am delighted to announce what is an excellent deal for Sainsbury's, realising value and enabling us to return a substantial sum to shareholders. The balance of the sale proceeds will be re-invested in growing our UK business and this, together with the benefits arising from our extensive business transformation programme, will strengthen our overall market position."

"The Board of Sainsbury's is very grateful to the management and employees of Shaw's for all their efforts in building, over the last 20 years, such a strong business. Shaw's has a great brand name with talented and committed staff."

The sale of Shaw's will lead to earnings per share dilution in the financial year ending March 2005, but this will be mitigated by the return of capital and share consolidation together with the re-investment in growth opportunities in the UK. In determining the amount of capital to be returned, the Board of Sainsbury's has sought to balance the desire to return proceeds of a profitable investment to shareholders, the specific investment opportunities available in the UK market and the objective of maintaining an appropriate capital structure. The Board expects a revision to Sainsbury's credit rating as a result of these actions and is comfortable that Sainsbury's will maintain a good investment grade rating. In addition, the Board is confident that the on-going balance sheet provides sufficient flexibility. After the sale of Shaw's and return of capital, the pro forma group net debt at 27 March 2004 is estimated at £1.5 billion. In the year ended 29 March 2003 Shaw's had sales of £2,866 million and profit before tax of £92 million. The net assets of Shaw's were £863 million as at 29 March 2003.

Completion of the sale to Albertson's is expected to take place by early May 2004. The Sale and Purchase Agreement contains a price adjustment mechanism, whereby the cash proceeds would be subject to a reduction of 6.9 times the amount by which the audited EBITDA, for the period ended 28 February 2004, is more than US$10 million (3%) below the current estimate. The Sale and Purchase Agreement also contains conditions to closing typical in a transaction of this kind in the US, including (i) anti-trust (Hart-Scott-Rodino) clearance and (ii) the audited EBITDA, for the period ended 28 February

2004, being less than US$35 million (10%) below the current estimate. Subject to the completion of the sale of Shaw's the return of capital to shareholders is likely to complete in July 2004.

There will be two conference calls today for analysts and investors with Peter Davis and Roger Matthews, the details are:

To help ensure the conference begins in a timely manner, please dial in 5 to 10 minutes prior to the scheduled start time.

09:15 (GMT): telephone +44 (0) 207 784 1004

14:00 (GMT): telephone +44 (0) 207 784 1004 (UK) or +1 718 354 1152 (US)

There will be a replay of both calls, which will be available until Friday, 2 April 2004. Please email Kally Wilson (kally.wilson@sainsburys.co.uk) for details.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

UBS Investment Bank
+44 (0) 20 7567 8000
Hew Glyn Davies
Seamus Moorhead

Goldman Sachs & Co
+44 (0) 20 7774 1000
Christopher French
Nick Reid

Finsbury
+44 (0) 20 7251 9801
Roland Rudd
Rupert Younger

Hoare Govett
+44 (0) 20 7678 8000
Mark Astaire
Andrew Osborne

Notes:

The B Share scheme will be accompanied by a share consolidation in order to maintain comparability of share price, EPS and dividends. It is expected that the appropriate resolutions to effect the B share scheme and share consolidation will be proposed at an EGM to be held immediately following the AGM on 12th July 2004. Relevant documentation setting out full details of the B share scheme, the share consolidation and notice of the EGM will be sent to shareholders together with the notice of the AGM in June. On the basis that shareholders elect for immediate return, receipt of the return is expected in July 2004.

Goldman, Sachs & Co and UBS Investment Bank acted as financial advisers to Sainsbury's in connection with the sale of Shaw's and UBS Investment Bank is acting as financial adviser in relation to the return of capital. Hoare Govett is acting as joint broker in relation to the return of capital.

In translating US dollars to pounds sterling an exchange rate of 1.8117 (the Bank of England closing rate at 16:00 (GMT) yesterday, 25 March 2004) has been used.

EBITDA is defined as net income adjusted by adding back interest and tax expenses, depreciation, amortisation of goodwill and other non cash expenses.

Hart-Scott-Rodino refers to the US Hart-Scott-Rodino Antitrust Improvements Act.

Goldman, Sachs & Co and UBS Investment Bank are acting for J Sainsbury plc and no-one else in connection with the sale of Shaw's Supermarkets and will not be responsible to any person other than J Sainsbury plc for providing the protections afforded to clients of Goldman, Sachs & Co and UBS Investment Bank respectively, or for advising any other person in relation to the sale of Shaw's Supermarkets or any other transaction or arrangement referred to in this announcement.

26 March 2004

J Sainsbury plc announces Board changes

The Board of J Sainsbury plc today announces that Sara Weller, Deputy Managing Director of Sainsbury's Supermarkets Ltd, is leaving the company to become Managing Director of Argos.

Sara joined Sainsbury's in January 2000 as Marketing Director and was appointed to the Board in January 2002, rising to Deputy Managing Director of Sainsbury's Supermarkets in 2003, responsible for strategic planning, marketing, human resources and Sainsbury's Bank. Sara will leave the company at the end of June 2004.

Peter Davis, Group Chief Executive said: "Sara has been a central member of our senior management team and has made a significant contribution at a time of great change for the company. On behalf of the management and the Board, I would like to thank her for her commitment and wish her every success in her new role."

As previously announced, Sir George Bull and John Adshead retire from the Board on March 27th 2004. Justin King joins as Chief Executive on Monday March 29th and Peter Davis becomes Chairman.

Enquiries:

Investor relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 7295